

10030161

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VCM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 21 floor
(No. and Street)

New York, NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Sipkin (212) 571-0074
(Area Code – Telephone Number)

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard, LLC
(Name – *if individual, state last, first, middle name*)

350 5th Avenue, 68 floor	New York	NY	10118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/13

TABLE OF CONTENTS

ParenteBeard

INDEPENDENT AUDITORS' REPORT

Member
VCM Securities, LLC:

We have audited the accompanying statement of financial condition of VCM Securities, LLC (the "Company") as of December 31, 2009 and the related statements of operations, and member equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VCM Securities, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
February 25, 2010

VCM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH	$ 160,164
PREPAID EXPENSES	3,217
CASH DEPOSIT WITH CLEARING ORGANIZATION	125,000
TOTAL	$ 288,381

LIABILITIES AND MEMBER EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 11,570
Loan payable – related party	125,000
Due to Parent	9,074
TOTAL LIABILITIES	145,644
COMMITMENTS AND CONTINGENCIES	
MEMBER EQUITY	142,737
TOTAL	$ 288,381

See Notes to Financial Statements.

VCM SECURITIES, LLC

STATEMENT OF OPERATIONS AND MEMBER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Interest income	$ 491
EXPENSES:	
Salaries	21,250
Professional fees	14,423
Interest expense	9,434
Miscellaneous	5,366
License, permits and filing fees	4,308
Employee benefits	1,511
TOTAL EXPENSES	56,292
NET LOSS	(55,801)
MEMBER EQUITY, AT BEGINNING OF YEAR	198,538
MEMBER EQUITY, AT END OF YEAR	$ 142,737

See Notes to Financial Statements.

VCM SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (55,801)
Changes in operating assets and liabilities:	
Prepaid expenses	(2,798)
Cash deposit with clearing organization	(125,000)
Accrued expenses and other liabilities	3,570
Due to Parent	7,462
NET CASH (USED) IN OPERATING ACTIVITIES	(172,567)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	
Loan proceeds from related party	125,000
NET DECREASE IN CASH	(47,567)
Cash, beginning of year	207,731
CASH, END OF YEAR	$ 160,164
CASH PAID DURING THE YEAR FOR:	
Interest	$ 12,559
Income taxes	$ -

See Notes to Financial Statements.

1. Organization And Nature Of Business

VCM Securities, LLC ("VCM"), a single member limited liability company, formed on August 17, 2006 in the state of New York and began limited operations on March 2007. VCM is a wholly-owned subsidiary of Vyapar Capital Market Partners LLC (Parent). VCM is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), Commodity Futures Trading Commission ("CFTC"), in the State of New York, and is a member of both the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). VCM was organized to engage as a broker of fixed income securities.

VCM is an introducing broker and does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of SEC rule 15c3-3.

The Company evaluated subsequent events for recognition or disclosure through February 25, 2010, the date the financial statements were available to be issued.

2. Summary Of Significant Accounting Policies

VCM's accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes

VCM as a single member LLC is a disregarded entity for tax purposes and is included in the consolidated income returns filed by its Parent. Accordingly, no provision or benefit for income taxes is reflected in these financial statements.

Fair Value of Financial Instruments

As of December 31, 2009, the carrying amount of cash, accrued expenses and other liabilities and payable to Parent approximate fair value because of the short-term maturities of these items.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, VCM has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

VCM maintains cash in bank accounts which, at times, may exceed federally insured limits. VCM has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Commission Revenue

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

New Accounting Standards

The Company adopted Financial Accounting Standard Board ("FASB") authoritative guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this guidance did not have a material effect on the Company's financial statements.

In June 2009, the FASB established the FASB Accounting Standards Codification ("Codification") as the sole source of authoritative accounting principles generally accepted in the United States of America. As a result, all references to accounting literature will conform to the appropriate reference within the Codification. The adoption of the Codification, which became effective during September 2009, did not have any impact on the Company's financial statements.

The Company adopted FASB guidance on accounting for uncertainty in income taxes effective January 1, 2009 and evaluated its tax positions. The adoption had no effect on the Company's financial statements. The Company's federal and New York State tax returns are no longer subject to examination federal or New York State taxing authorities for years before 2006.

3. Net Capital Requirements

VCM is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain "adjusted net capital", equivalent to the greater of $45,000 or the sum of 8 percent of customer and 4 percent of noncustomer risk maintenance margin requirements on all positions, as these terms are defined. As of December 31, 2009, VCM had net capital of $119,533 which was $109,819 in excess of its required minimum net capitals of $9,714. VCM's net capital ratio was 1.22 to 1 as of December 31, 2009.

4. Related Party Transactions

In December 2006, VCM entered into a Service Agreement ("Agreement") with its Parent whereby the Parent will provide administrative services and support functions to VCM. At December 31, 2009, $9,074 was due to Parent for services rendered under the agreement. The following table sets forth VCM's related party expenses for the year ended December 31, 2009:

Salaries	$ 21,250
Miscellaneous	2,247
Employee benefits	1,511
Professional fees	198
	$ 25,206

In April 2009, VCM entered into a two year agreement with an entity which is 100% owned by a Director of VCM's Parent Company. Under the terms of this agreement the entity has agreed to underwrite the deposit account (up to $300,000) with the Company's clearing organization. VCM is required to pay a 10% facility fee to related party entity on amounts drawn down under this agreement. At December 31, 2009, $125,000 was withdrawn and deposited with the clearing organization. VCM paid the $12,500 facility fee of which $9,375 was recognized as interest expense during the year ended December 31, 2009.

5. Market And Credit Risks

VCM's trading activities will consist of executing securities transactions on a riskless principal or give up basis. Substantially all transactions are expected to settle within three business days for cash. VCM has a policy for reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily financial institutions. The Company performed no trading activities during the year ended December 31, 2009.

VCM SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2009

Computation of Net Capital Under Rule 15c3-1 of the Security Exchange Act of 1934

TOTAL MEMBER'S EQUITY	$142,737
Deductions and/or charges:	
Prepaid expenses	(3,217)
Excess Fidelity Bond Deductable	(20,000)
Sub-total of deductions and/or charges	(23,217)
NET CAPITAL	$119,520
Aggregate Indebtedness	
Accounts payable and accrued expenses to non-customers	$ 20,644
Loan payable related party	125,000
TOTAL AGGREGATE INDEBTEDNESS	$145,644
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required pursuant to SEC Rule 15c3-1(.0667 of aggregate indebtedness, or $5,000, whichever is greater)	$ 9,714
Minimum dollar requirement pursuant to SEC Rule 15c3-1	5,000
Net capital requirement pursuant to SEC Rule 15c3-1 (greater of minimum net capital or dollar requirement)	9,714
Minimum net capital required pursuant to CFTC Regulation 1.17 (.0667 of aggregate indebtedness, or $45,000, whichever is greater)	45,000
EXCESS NET CAPITAL (UNDER SEC RULE 15C3-1)	$109,806
EXCESS NET CAPITAL (UNDER CFTC REGULATION 1.17)	$ 74,520
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$104,956
Percentage of aggregate indebtedness to net capital	121.86%
Ratio: aggregate indebtedness to net capital	1.22 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)	
Net, capital, as reported on Company's Part II (A) (unaudited) Focus report	$119,558
Increases (decreases) resulting from December 31, 2009 audit adjustments, net	(38)
Net capital, as included in this report	$119,520

VCM SECURITIES, LLC
OTHER INFORMATION
AS OF DECEMBER 31, 2009

1. Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.

   The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC rule 15c3-3.

2. Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

   The Company operates under exemptive provisions of paragraph (k)(2)(i) of SEC rule 15c3-3 and does not maintain possession or control of any customer funds or securities.